Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months	Six months
ended June 30,	ended June 30,
2005	2004	2005	2004

Net income (loss)	$26	$(161)	$(1)	$(256)

Class A Unit Holders (ownership percentage)	x	100%	x	99%	x	100%	x	99%

Net income (loss) allocable to Class A Unit Holders	$26	$(160)	$(1)	$(254)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.00)	$(0.02)	$(0.00)	$(0.03)